Exhibit 99.1

YM BIOSCIENCES THIRD QUARTER 2010 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 13, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), today reported operational and financial results for the third quarter of fiscal 2010, ended March 31, 2010.

“During the third quarter, we completed the merging into YM of Cytopia Limited, now YM BioSciences Australia, expanding our pipeline through the addition of two promising new drug candidates in drug classes that have been established as being of high interest and value to the pharmaceutical industry,” said David Allan, Chairman and CEO of YM BioSciences. “With a strengthened balance sheet from our recent financing and a portfolio of four late-stage products, the quality and prospects for our drug portfolio are unmatched in YM’s history as a company. This quarter we gathered momentum in for our clinical programs with an expansion of our Phase I/II clinical trial for CYT387 as well as the acceptance and presentation of our data at several international forums. We look forward to numerous clinical and corporate events during the balance of 2010.”

Highlights for the third quarter of Fiscal 2010:

•	Merged Cytopia (now YM BioSciences Australia), a clinical-stage, drug development company based in Melbourne, Australia, into YM.

•	Cleared by the US FDA to enroll patients at US clinical sites into two ongoing randomized, double-blind Phase II trials of our lead product, nimotuzumab.

•
Expanded the current Phase I/II clinical trial in myelofibrosis through an earlier-than-planned initiation of the Phase II component of the study for CYT387, the company’s highly selective and potent JAK1/2 inhibitor.

•	Had two posters accepted for presentation at the American Association for Cancer Research (AACR) Annual Meeting held on April 17-21 in Washington, DC.

•	Presented posters on CYT387 and CYT997, the Company’s novel vascular disrupting agent, at the Lorne Cancer Conference in Lorne, Victoria, Australia.

•	Published pivotal preclinical data for CYT387 as a First Edition in the premier hematology journal Blood.

•	Had granted two additional patents in the US for AeroLEF®, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe acute pain.

•
Reported positive results on the selective activity of a highly potent antibody-radionuclide with nimotuzumab in breast cancer cells resulting from a collaboration with researchers at the University of Toronto.

•
Appointed Rogerio C. Lilenbaum, M.D., M. Sc., Minesh Mehta, M.D., and Roman Perez-Soler, M.D., together with two additional leading US oncologists have to a US Consultative Committee to YM on the ongoing development YM’s anti-cancer products.

•	Closed registered direct offering for gross proceeds of approximately US $17.5 million.

Subsequent to the quarter end, the Company initiated an “At-The-Market” financing facility for up to 7.5 million common shares.

"The substantial liquidity in our share trading permits us to access this innovative financing mechanism which will provide us with important flexibility in the timing of any future financing and, if implemented, should significantly reduce our overall cost of capital," said Mr. Allan. “This established mechanism has been used across multiple industries by numerous companies including several life-sciences companies and is designed to result in the issuance of shares at no discount to the quoted market at the time of a transaction. We are not required to sell any shares at any time during the term of the offering, which extends until October 16, 2011; there are no stand-by fees for the arrangement and we are not prohibited from conducting other forms of financing should such be required for further expansion or for the conduct of our business."

Financial Results (CDN dollars)
Total revenue (out-licensing revenue and interest income) for the third quarter of fiscal 2010, ended March 31, 2010 was $709 thousand compared with $1.0 million for the third quarter of fiscal 2009. Total revenue for the first nine months of fiscal 2010 was $2.2 million compared with $4.8 million for the first nine months of fiscal 2009. The decrease in both periods was due mainly to the extension of the recognition periods for the initial payments for the Daiichi Pharmaceutical Co., Ltd. and Kuhnil Pharmaceuticals Co., Ltd. contracts by 12 months effective January 1, 2009 and no revenue in 2009 from the Innogene Kalbiotech Private Limited contract which was fully recognized at December 2008. Offsetting this decrease was the recognition of the remaining deferred revenue for the tesmilifene contracts, totaling $228 thousand. This revenue has been fully recognized in this period because we are no longer developing tesmilifene and these contracts are no longer active.

General and administrative expenses were $1.6 million for the third quarter of fiscal 2010 compared with $1.2 million for the third quarter of fiscal 2009. General and administrative expenses were $5.1 million for the first nine months of fiscal 2010 compared with $3.5 million for the first nine months of fiscal 2009. The increase for the three and nine months ended March 31, 2010 over the comparative periods was due mainly to legal, consulting and investor relations fees related to the acquisition of Cytopia Limited.

Licensing and product development expenses were $4.5 million for the third quarter of fiscal 2010 compared with $3.3 million for the third quarter of fiscal 2009. Licensing and product development expenses were $9.3 million for the first nine months of fiscal 2010 compared with $11.5 million for the first nine months of fiscal 2009. The increase in the current quarter is mainly attributable to the addition of the Australian office, resulting in increased office, travel and salary expenditures.

Costs associated with development activities for nimotuzumab increased by $309 thousand to $1.8 million and decreased by $921 thousand to $3.8 million for the three and nine months ended March 31, 2010, respectively, compared to the same periods in the prior year.  The current year’s costs were due mainly to the two new clinical trials for non-small cell lung cancer patients ineligible for radical chemotherapy (NSCLC) and brain metastases from non-small cell lung cancer, the ongoing glioma trial, and the new BRI project.

Costs associated with development activities for AeroLEF® decreased by $304 thousand to $109 thousand and by $1.1 million to $418 thousand for the three and nine months ended March 31, 2010, respectively, compared the same periods in the prior year.  Costs in the current year were due mainly to out-licensing initiatives, analytical development, stability studies and IP management.

Net loss for the third quarter of fiscal 2010 was $5.5 million ($0.09 per share) compared to $3.5 million ($0.06 per share) for the same period last year. Net loss for the first nine months of fiscal 2010 was $12.4 million ($0.21 per share) compared to $9.8 million ($0.18 per share) for the same period last year.

As at March 31, 2010 the Company had cash and short-term deposits totalling $48 million and accounts payables and accrued liabilities totalling $3.2 million compared to $42.1 million and $918 thousand respectively, at June 30, 2009.

As at March 31, 2010 the Company had 77,849,623 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The clinical stage products discovered by Cytopia Ltd (YM Australia since January 2010) include the JAK 1/2 inhibitor, CYT387, and the novel VDA molecule, CYT997.  Both were developed internally at Cytopia from research led by Dr. Andrew Wilks who discovered and named the Janus kinases. Cytopia's earlier stage portfolio includes a JAK3 program that was the subject of a research collaboration underwritten by Novartis that concluded in 2009 with any further development residing exclusively with Novartis; an ongoing collaborative research project with the Melbourne-based Cooperative Research Centre for Cancer Therapeutics (CRC CTx) for the development of Cytopia's inhibitors of Focal Adhesion Kinase (FAK), a protein implicated in progression and metastasis of numerous solid tumors; and a novel series of compounds that inhibit the kinase FMS which have been demonstrated to have excellent potency and selectivity. Approximately 4,000 additional novel compounds have been amassed from Cytopia's own research and are being reviewed. YM's other discovery programs include the Intellimab® platform of uniquely optimized antibodies designed to selectively target cancer cells resulting in improvements to the safety profiles of antibodies and the consequent prospect of their conjugation to highly potent toxins for safe delivery to tumour tissue. YM is also developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	March 31,	June 30,
	2010	2009
	(Unaudited)

Assets

Current assets:
Cash	$27,862,417	$2,337,716
Short-term deposits	20,149,367	39,713,042
Accounts receivable	390,714	564,584
Prepaid expenses	129,589	352,850
	48,532,087	42,968,192

Property and equipment	95,794	96,876

Intangible assets	14,982,168	3,004,868

	$63,610,049	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,084,901	$431,028
Accrued liabilities	2,142,707	486,723
Deferred revenue	1,527,596	2,549,568
	4,755,204	3,467,319

Deferred revenue	2,031,888	2,898,292

Shareholders' equity:
Share capital	200,168,284	172,921,153
Share purchase warrants	1,473,246	-
Contributed surplus	13,802,582	13,035,123
Deficit	(158,621,155)	(146,251,951)
	56,822,957	39,704,325

Basis of presentation
Commitments
Subsequent event

	$63,610,049	$46,069,936

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Out-licensing revenue	$690,585	$776,127	$2,115,706	$3,823,296
Interest income	18,901	201,635	51,194	1,009,323
	709,486	977,762	2,166,900	4,832,619

Expenses:
Licensing and product development	4,526,244	3,259,177	9,335,238	11,525,789
General and administrative	1,623,900	1,190,039	5,107,662	3,530,626
	6,150,144	4,449,216	14,442,900	15,056,415

Loss before the undernoted	(5,440,658)	(3,471,454)	(12,276,000)	(10,223,796)

Gain (loss) on foreign exchange	(39,418)	51,122	(73,295)	143,009
Loss on short-term deposits	(10,803)	(54,507)	(19,909)	(31,789)
Other income	-	-	-	307,140

Loss and comprehensive loss for the period	(5,490,879)	(3,474,839)	(12,369,204)	(9,805,436)

Deficit, beginning of period	(153,130,276)	(139,513,082)	(146,251,951)	(133,182,485)

Deficit, end of period	$(158,621,155)	$(142,987,921)	$(158,621,155)	$(142,987,921)

Basic and diluted loss per common share	$(0.09)	$(0.06)	$(0.21)	$(0.18)

Weighted average number of common shares outstanding	64,286,027	55,835,356	58,639,741	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(5,490,879)	$(3,474,839)	$(12,369,204)	$(9,805,436)
Items not involving cash:
Amortization of property and equipment	14,708	19,806	48,291	57,282
Amortization of intangible assets	1,016,482	265,135	1,546,753	795,406
Loss on short-term deposits	10,803	56,219	19,909	33,501
Stock-based compensation	179,394	195,023	694,084	574,579
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	250,722	255,258	584,317	(45,639)
Accounts payable, accrued liabilities and deferred revenue	(840,332)	(767,508)	(1,568,007)	(3,036,153)
	(4,859,102)	(3,450,906)	(11,043,857)	(11,426,460)

Financing activities:
Issuance of common shares on exercise of options	21,550	-	84,139	-
Net proceeds from issuance of shares and warrants	16,067,710	-	16,067,710	-
	16,089,260	-	16,151,849	-

Investing activities:
Short-term deposits, net	(14,986,525)	4,233,479	19,543,766	17,259,293
Additions to property and equipment	(19,099)	(19,114)	(36,636)	(34,150)
	(15,005,624)	4,214,365	19,507,130	17,225,143

Increase (decrease) in cash	(3,775,466)	763,459	24,615,122	5,798,683

Net cash assumed on acquisition	909,579	-	909,579	-

Cash, beginning of period	30,728,304	8,154,413	2,337,716	3,119,189

Cash, end of period	$27,862,417	$8,917,872	$27,862,417	$8,917,872

Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Cytopia Limited	$12,515,903	$-	$12,515,903	$-
Issuance of stock options on acquisition of Cytopia Limited	126,000	-	126,000	-
Issuance of broker warrants	175,371	-	175,371	-